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Exhibit 1

ABER

2007

Second Quarter Report
 Six Months Ended July 31, 2006

Aber Diamond Corporation

HIGHLIGHTS

(All figures are in United States dollars unless otherwise indicated)

Aber recorded its highest ever quarterly earnings in this second quarter being $34.3 million, with earnings per share of $0.59 (cash earnings per share of $0.95(1)) as compared to net earnings of $19.0 million and earnings per share of $0.33 (cash earnings per share of $0.91(1)) for the comparable quarter of the prior year. Included in net earnings for the current quarter is a future tax recovery of $6.6 million attributable to a phased reduction in the general federal corporate income tax rate.

The Company recorded sales for the second quarter ended July 31, 2006, of $140.0 million compared to $115.7 million for the comparable quarter of the prior year.

Sales from the mining and retail segments for the second quarter were 29% and 8% higher respectively compared to the comparable quarter of the prior year. The mining segment had three rough diamond sales in the current quarter compared to two in the comparable quarter of the prior year.

Earnings from operations for the mining and retail segments were $43.8 million and $0.5 million respectively for the second quarter compared to earnings from operations of $37.0 million and $2.9 million respectively for the comparable quarter of the prior year.

Diamond production from the Diavik Mine was the highest ever on a quarterly basis, with Aber's share being approximately 1.1 million carats for the three months ended July 31, 2006, an 8% increase over the comparable quarter in the prior year.

Working capital increased to $312.8 million as of July 31, 2006, compared to $285.7 million at January 31, 2006.

The Company has declared a quarterly dividend of $0.25 per share to be paid on October 13, 2006.

(1)
Cash earnings per share is not a recognized measure under Canadian GAAP and does not have a standardized meaning prescribed by Canadian GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Cash earnings per share are earnings before non-cash income tax expense, non-cash foreign exchange gains (loss), and depreciation and amortization on a per share basis. Management believes that cash earnings per share are a useful supplemental measure in evaluating the performance of Aber.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Prepared as of September 6, 2006
(All figures are in United States dollars unless otherwise indicated)

INTRODUCTION

The following is management's discussion and analysis ("MD&A") of the results of operations for Aber Diamond Corporation ("Aber", or the "Company") for the three and six months ended July 31, 2006, and its financial position as at July 31, 2006. This MD&A is based on the Company's consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") and should be read in conjunction with the unaudited consolidated financial statements and notes thereto for the three and six months ended July 31, 2006 and the audited consolidated financial statements of Aber and notes thereto for the year ended January 31, 2006. Unless otherwise specified, all financial information is presented in United States dollars. All references to "second quarter" refer to the three months ended July 31.

The following MD&A makes reference to certain non-Canadian GAAP measures such as cash earnings and cash earnings per share to assist in assessing the Company's financial performance. Non-Canadian GAAP measures do not have any standard meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. See "Non-Canadian GAAP Performance Measures".

Certain comparative figures have been reclassified to the current year's presentation.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

Certain information included in this MD&A may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by the use of terms such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "intend", "estimate", "predict", "potential", "continue" or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management's future outlook and anticipated events or results, and may include statements or information regarding projected capital expenditure requirements, estimated production from the Diavik Mine in 2006, timelines and targets for construction, development and exploration activities at the Diavik Mine, future mining and processing at the Diavik Mine, projected sales growth and new store openings at Harry Winston, expected diamond prices, gross margin rates from jewelry sales by Harry Winston and expectations concerning the diamond industry.

Forward-looking information is based on certain factors and assumptions regarding, among other things, mining, construction and exploration activities at the Diavik Mine, world economic conditions, the level of worldwide diamond production, the expected sales mix at Harry Winston and potential improvements in sourcing and purchasing polished diamonds. Specifically, in making statements concerning Aber's projected share of the Diavik Mine capital expenditure requirements, Aber has used a Canadian/US dollar exchange rate of $0.89, and has assumed that construction will continue on schedule with respect to the A-418 dike and with respect to current underground mining construction initiatives. In making statements regarding estimated production and future mining and processing activities at the Diavik Mine, Aber has assumed that mining operations and construction activity will proceed in the ordinary course according to schedule. With respect to statements concerning sales growth and new store openings at Harry Winston, as well as expected gross margin rates, Aber has assumed that current world economic conditions will not materially change or deteriorate, and that Harry Winston will be able to realize improvements in the sourcing and purchasing of inventory. While Aber considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking-information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what we currently expect. These factors include, among other things, the uncertain nature of mining activities, risks associated with joint venture operations, risks associated with the remote location of the Diavik Mine site, fluctuations in diamond prices and changes in world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate, and the risks of competition in the luxury jewelry segment. Please see page 17 of this Interim Report, as well as Aber's annual report available at www.sedar.com for a discussion of these and other risks and uncertainties involved in Aber's operations.

You should not place undue importance on forward-looking information and should not rely upon this information as of any other date. While Aber may elect to, it is under no obligation and does not undertake to update this information at any particular time.

Summary Discussion

Aber Diamond Corporation is a specialist diamond company focusing on the mining and retail segments of the diamond industry. The Company supplies rough diamonds to the global market from production received from its 40% ownership interest in the Diavik Diamond Mine (the "Diavik Mine"), located off Lac de Gras in Canada's Northwest Territories. Aber also holds a 52.83% interest in Harry Winston Inc. ("Harry Winston"), the premier fine jewelry and watch retailer. Aber's mission is to deliver shareholder value through the enhanced earning power and longevity of the Diavik Mine asset as the cornerstone of a profitable synergy with the Harry Winston brand. In a changing diamond market-place, Aber has charted a unique course to continue to build shareholder value.

The Company's most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint arrangement between Diavik Diamond Mines Inc. ("DDMI" — 60%) and Aber Diamond Mines Ltd. (40%) where Aber owns an undivided 40% interest in the assets, liabilities and expenses. DDMI is the operator of the Diavik Mine. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

Market Commentary

The Diamond Market

Rough diamond prices have softened slightly for the lower-quality goods but have remained strong for the larger, better-quality white goods where demand remains undersupplied.

After a slow start earlier this year, the vital US jewelry market resumed its buying activity, bringing renewed momentum to the major polished markets. Polished diamond prices have remained robust particularly in the larger, better-quality size range due to the scarcity of supply. Manufacturers of the smaller, lower-quality goods are anticipating renewed demand as retailers restock for the upcoming winter holiday season.

The Retail Jewelry Market

The broader diamond jewelry market in the US showed signs of recovering from the softness of the previous quarter. The luxury goods segment of the retail jewelry industry, comprising high-end diamond jewelry and watches, posted further gains in sales over the prior year.

CONSOLIDATED FINANCIAL RESULTS

The following is a summary of the Company's consolidated quarterly results for the eight quarters ended July 31, 2006, following the basis of presentation utilized in its Canadian GAAP financial statements:

(expressed in thousands of United States dollars, except per share amounts and where otherwise noted) (unaudited)

	2007 Q2	2007 Q1	2006 Q4	2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 Q3	Six months ended July 31, 2006	Six months ended July 31, 2005
Sales	$139,962	$119,271	$125,891	$153,512	$115,699	$110,132	$144,581	$104,065	$259,233	$225,831
Cost of sales	68,458	63,845	52,782	57,641	53,065	59,119	77,730	45,244	132,303	112,184

	71,504	55,426	73,109	95,871	62,634	51,013	66,851	58,821	126,930	113,647
Selling, general and administrative expenses	27,171	27,295	36,654	24,189	22,711	23,394	27,500	20,452	54,466	46,105

Earnings from operations	44,333	28,131	36,455	71,682	39,923	27,619	39,351	38,369	72,464	67,542

Interest and financing expenses	(4,805)	(4,334)	(4,511)	(3,353)	(3,668)	(3,401)	(5,138)	(3,522)	(9,139)	(7,069)
Other income	1,805	1,623	1,767	795	885	886	8,102	574	3,428	1,771
Foreign exchange gain (loss)	2,619	(2,106)	(5,392)	(4,184)	(2,263)	496	2,837	(8,543)	513	(1,767)

Earnings before income taxes	43,952	23,314	28,319	64,940	34,877	25,600	45,152	26,878	67,266	60,477
Income tax expense (recovery)	9,692	(1,036)	10,534	30,775	15,400	12,412	13,755	18,921	8,656	27,812

Earnings before minority interest	34,260	24,350	17,785	34,165	19,477	13,188	31,397	7,957	58,610	32,665
Minority interest	(5)	471	2,876	423	457	(394)	1,865	(503)	466	63

Net earnings	$34,265	$23,879	$14,909	$33,742	$19,020	$13,582	$29,532	$8,460	$58,144	$32,602

Basic earnings per share	$0.59	$0.41	$0.26	$0.58	$0.33	$0.23	$0.51	$0.15	$1.00	$0.56
Diluted earnings per share	$0.58	$0.40	$0.27	$0.57	$0.32	$0.23	$0.50	$0.14	$0.98	$0.55
Total assets(i)	$1,116	$1,111	$1,044	$1,016	$928	$936	$897	$958	$1,116	$928
Total long-term liabilities(i)	$460	$460	$434	$421	$378	$390	$312	$403	$460	$378

(i)
Total assets and total long-term liabilities are expressed in millions of United States dollars.

The comparability of quarter-over-quarter results is impacted by seasonality for both the mining and retail segments. Aber expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter. The quarterly results for the retail segment also fluctuate, with higher sales during the fourth quarter's holiday season.

Three Months Ended July 31, 2006 Compared to Three Months Ended July 31, 2005

Net Earnings

The second quarter earnings of $34.3 million or $0.59 per share represent an increase of $15.3 million or $0.26 per share as compared to the second quarter of the prior year results of $19.0 million or $0.33 per share. The Company's cash earnings per share for the second quarter was $0.95 compared to cash earnings per share of $0.91 in the comparable quarter of the prior year. The Company recorded a future income tax recovery of $6.6 million or $0.11 per share attributable to a phased reduction in the general federal corporate income tax rate.

Revenue

Sales for the second quarter totalled $140.0 million, consisting of rough diamond sales of $91.5 million and sales from Harry Winston of $48.5 million. This compares to sales of $115.7 million in the comparable quarter of the prior year (rough diamond sales of $70.8 million and sales from Harry Winston of $44.9 million). Ongoing quarterly variations in revenues are inherent in Aber's business, resulting from the seasonality of the mining and retail activities as well as the variability of the rough diamond sales schedule.

Cost of Sales

The Company's second quarter cost of sales was $68.5 million compared to $53.1 million for the comparable quarter of the prior year. The Company's cost of sales includes cash and non-cash costs associated with mining, sorting and retail sales activities.

See "Segmented Analysis" on page 8 for additional information.

Selling, General and Administrative Expenses

The principal components of selling, general and administrative ("SG&A") expenses include expenses for salaries and benefits (including salon personnel), advertising, professional fees, rent and building related costs. With the growth of the Company's international selling activities and the underlying control infrastructure, along with the opening of new Harry Winston salons, SG&A expenses are expected to increase during the current year over comparable quarters from the prior year.

SG&A expenses for the second quarter were $27.2 million as compared to $22.7 million for the comparable quarter of the prior year.

The increase in SG&A of $4.5 million over the comparable quarter of the prior year resulted from an increase of $1.4 million in salaries and benefits, an increase of $1.0 million in advertising expenses, an increase of $0.7 million in rent and building related expenses, an increase of $0.6 million in professional fees and an increase of $0.8 million in other expenses. See "Segmented Analysis" on page 8 for additional information.

Income Taxes

Aber recorded an income tax expense of $9.7 million during the second quarter, compared to an income tax expense of $15.4 million in the comparable quarter of the prior year. Included in the current quarter's tax expense is a future income tax recovery of $6.6 million attributable to a phased reduction in the general Federal corporate income tax rate commencing in 2008, as well as the elimination of the Federal surtax effective January 1, 2008, both of which were substantively enacted during the quarter. The Large Corporations Tax is also eliminated retroactive to January 1, 2006. The Company's effective income tax rate for the quarter, excluding Harry Winston, is 23%, which is based on a statutory income tax rate of 36.5% adjusted for Large Corporations Tax, the Northwest Territories mining royalty, items that are not deductible for income tax purposes, impact of foreign exchange, earnings subject to tax different than statutory rate, and impact of changes in future income tax rates, all as detailed in the table below.

The Company's functional and reporting currency is the US dollar; however, the calculation of income tax expense is based on income in the currency of the country of origin. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the second quarter, as the Canadian dollar weakened against the US dollar, the Company recorded an unrealized foreign exchange gain of $2.5 million on the revaluation of the Company's Canadian dollar denominated future income tax liability, which is not taxable for Canadian income tax purposes.

The rate of income tax payable by Harry Winston varies by jurisdiction. Net operating losses are available in certain jurisdictions to offset future income taxes payable in such jurisdictions. These net operating losses are scheduled to expire through 2024.

The Company has provided a table below summarizing the movement from the Company's statutory to the effective income tax rate as a percentage of earnings before taxes:

	Three months ended July 31, 2006	Three months ended July 31, 2005
Statutory income tax rate	37%	40%
Large Corporations Tax	(1)%	1%
Stock compensation	0%	1%
Northwest Territories mining royalty	8%	9%
Impact of change in future income tax rate	(15)%	—
Impact of foreign exchange	(1)%	1%
Earnings subject to tax different than statutory rate	(1)%	(5)%
Other items	(5)%	(3)%
Effective income tax rate	22%	44%

Interest and Financing Expenses

Interest and financing expenses of $4.8 million were incurred during the second quarter compared to $3.7 million during the comparable quarter of the prior year. Interest and financing expenses are attributable to both Aber's and Harry Winston's credit facilities. The increase in interest and financing expenses over the comparable quarter of the prior year relates to higher debt levels at Harry Winston to finance increase inventory levels and higher interest rates.

Other Income

Other income of $1.8 million was recorded during the quarter compared to $0.9 million in the comparable quarter of the prior year. Other income includes interest income on the Company's various bank balances.

Foreign Exchange Gain (Loss)

A foreign exchange gain of $2.6 million was recognized during the quarter compared to a loss of $2.3 million in the comparable quarter of the prior year. The gain primarily related to the revaluation of the Canadian dollar denominated future income tax liability on the balance sheet of the Company, which resulted from the weakening of the Canadian dollar against the US dollar for the quarter. Aber's ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any derivative instruments outstanding.

Segmented Analysis

The operating segments of the Company include mining and retail segments.

Mining
(expressed in thousands of United States dollars) (unaudited)

	2007 Q2	2007 Q1	2006 Q4	2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 Q3	Six months ended July 31, 2006	Six months ended July 31, 2005
Sales	$91,476	$69,308	$62,528	$112,243	$70,795	$68,507	$85,252	$68,980	$160,784	$139,302
Cost of sales	43,256	38,749	22,780	38,929	29,759	37,593	46,356	26,203	82,005	67,352

	48,220	30,559	39,748	73,314	41,036	30,914	38,896	42,777	78,779	71,950
Selling, general and administrative expenses	4,373	4,787	8,221	4,809	3,991	4,108	3,792	3,997	9,160	8,099

Earnings from operations	$43,847	$25,772	$31,527	$68,505	$37,045	$26,806	$35,104	$38,780	$69,619	$63,851

The mining segment includes the production and sale of rough diamonds.

Sales for the quarter totalled $91.5 million compared to $70.8 million in the comparable quarter of the prior year. The Company held three rough diamond sales in the second quarter and two in the comparable quarter of the prior year. Aber expects that the quarterly results for its mining segment will continue to fluctuate depending on the seasonality of production at the Diavik Mine, the number of sales events conducted during the quarter and the volume, size and quality distribution of rough diamonds delivered from the Diavik Mine in each quarter.

Cost of sales includes cash operating costs of $29.3 million, non-cash operating costs of $12.3 million and private production royalties of $1.7 million. A substantial portion of cost of sales is mining operating costs, which are incurred at the Joint Venture level. Cost of sales also includes sorting costs, which consist of Aber's cost of handling and sorting product in preparation for sales to third parties. Non-cash costs include amortization and depreciation, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

The second quarter gross margin was 53% compared to 58% in the comparable quarter of the prior year. The decrease in the gross margin from the comparable quarter of the prior year results from higher costs incurred as a direct result of the early closure of the winter road and market pricing variations in the sales mix of product.

SG&A expense for the mining segment increased by $0.4 million from the comparable quarter of the prior year.

Retail
(expressed in thousands of United States dollars) (unaudited)

	2007 Q2	2007 Q1	2006 Q4	2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 Q3	Six months ended July 31, 2006	Six months ended July 31, 2005
Sales	$48,486	$49,963	$63,363	$41,269	$44,904	$41,625	$59,329	$35,085	$98,449	$86,529
Cost of sales	25,202	25,096	30,002	18,712	23,306	21,526	31,374	19,041	50,298	44,832

	23,284	24,867	33,361	22,557	21,598	20,099	27,955	16,044	48,151	41,697
Selling, general and administrative expenses	22,798	22,508	28,433	19,380	18,720	19,286	23,708	16,455	45,306	38,006

Earnings (loss) from operations	$486	$2,359	$4,928	$3,177	$2,878	$813	$4,247	$(411)	$2,845	$3,691

The retail segment includes sales from Harry Winston's twelve salons, which are located in New York, Honolulu, Bal Harbour, Beverly Hills, Las Vegas, Paris, London, Geneva, Tokyo (Ginza and Omotesando), Osaka and Taipei. Aber's controlling interest in Harry Winston was acquired on April 1, 2004.

Sales for the second quarter were $48.5 million compared to $44.9 million for the comparable quarter of the prior year. Jewelry sales follow a seasonal trend with sales expected to be appreciably higher in the fourth quarter due to the holiday season. The increase in sales of 8% from the comparable quarter of the prior year is primarily attributed to the opening of new salons, an improved merchandising mix and the continued strength of the luxury goods sector.

Cost of sales for Harry Winston for the second quarter was $25.2 million compared to $23.3 million for the comparable quarter of the prior year. The gross margin for the quarter was negatively impacted by the sale of certain inventory that was on hand at the date of acquisition of Harry Winston and was sold at a lower margin than normal. Adjusting for the impact of this pre-acquisition inventory, gross margin as a percentage of sales would have been 3% higher than the comparable quarter of the prior year.

SG&A expenses increased to $22.8 million in the second quarter compared to $18.7 million in the comparable quarter of the prior year.

The primary components of the increase in SG&A expenses over the comparable quarter of the prior year are an increase in salaries and benefits of $1.5 million, advertising and selling expenses of $1.0 million, rent and building related expenses of $0.8 million, other expenses of $0.5 million and professional fees of $0.3 million, with all the increases related primarily to the opening of additional salons.

Six Months Ended July 31, 2006 Compared to Six Months Ended July 31, 2005

Net Earnings

Aber's net earnings for the six months ended July 31, 2006 totalled $58.1 million or $1.00 per share (cash earnings per share of $1.57), compared to net earnings of $32.6 million or $0.56 per share (cash earnings per share of $1.45) for the same period of the preceding year. The Company recorded a future income tax recovery of $17.0 million or $0.29 per share as a result of the decrease in Northwest Territories and Federal corporate income tax rates.

Revenue

Aber recorded sales for the six months ended July 31, 2006 of $259.2 million compared to sales of $225.8 million for the six months ended July 31, 2005. Rough diamond sales accounted for $160.8 million of these sales compared to $139.3 million for the comparable period of the prior year. Harry Winston sales of $98.5 million accounted for the balance, compared to $86.5 million for the comparable period of the prior year.

Cost of Sales

The Company recorded cost of sales of $132.3 million during the six months ended July 31, 2006 compared to $112.2 million during the six months of the prior year. The Company's cost of sales includes cash and non-cash costs associated with mining, sorting and retail sales activities.

Selling, General and Administrative Expenses

Aber incurred SG&A expenses of $54.5 million for the six months ended July 31, 2006, compared to $46.1 million for the six months ended July 31, 2005. Included in SG&A expense for the six months ended July 31, 2006 are $9.2 million for the mining segment as compared to $8.1 million for the six months ended July 31, 2005, and $45.3 million for the retail segment as compared to $38.0 million for the prior year.

The principal components of SG&A expense include expenses for salaries (including salon personnel), advertising, professional fees, rent, and related office costs.

The increase of $8.4 million in SG&A from the comparable period of the prior year resulted from an increase of $4.0 million in advertising, $2.4 million in salaries and benefits, $1.8 million in rent and building related expenses, $0.5 million in professional fees and an offset of $0.3 million in other expenses. The increase in spending was incurred as part of the Harry Winston growth strategy, which has included the opening of additional salons.

Income Taxes

Aber recorded a tax expense of $8.7 million during the six months ended July 31, 2006, compared to $27.8 million for the comparable period of the prior year. The Company's effective income tax rate for the six months ended July 31, 2006, excluding Harry Winston, was 14%, which was based on a statutory income tax rate of 36.5% adjusted for Large Corporations Tax, the Northwest Territories mining royalty, items that are not deductible for income tax purposes, impact of foreign exchange, impact of changes in future income tax rates and earnings subject to tax different than the statutory income tax rate. During the six months ended July 31, 2006, Aber recorded a future tax recovery of $17.0 million as a result of the decrease in Northwest Territories and Federal corporate income tax rates and the elimination of Federal surtax, all substantively enacted during the period.

The Company has provided a table below summarizing the movement from the Company's statutory to the effective income tax rate as a percentage of earnings before taxes:

	Six months ended July 31, 2006	Six months ended July 31, 2005
Statutory income tax rate	37%	40%
Large Corporations Tax	0%	1%
Stock compensation	1%	1%
Resource allowance	0%	(2)%
Northwest Territories mining royalty	8%	9%
Impact of change in future income tax rate	(25)%	0%
Impact of foreign exchange	0%	1%
Earnings subject to tax different than statutory rate	(2)%	(4)%
Other items	(6)%	0%
Effective income tax rate	13%	46%

Interest and Financing Expenses

Interest and financing expenses of $9.1 million were incurred during the six months ended July 31, 2006 compared to $7.1 million for the comparable period of the preceding year. Interest and financing expenses are attributable to both Aber's and Harry Winston's credit facilities. The increase in interest and financing expenses over the prior period relates to higher debt levels at Harry Winston to finance increase inventory levels and higher interest rates.

Other Income

Other income includes interest earned on the Company's various bank accounts.

Foreign Exchange Gain (Loss)

A foreign exchange gain of $0.5 million was recognized during the six months ended July 31, 2006 compared with a loss of $1.8 million recognized during the six months ended July 31, 2005. Aber's ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. The Company does not currently have any derivative instruments outstanding.

Operational Update

Aber's results of operations include results from its mining operations and results from Harry Winston.

Mining Segment

During the second calendar quarter of 2006, the Diavik Mine produced 2.72 million carats from 0.61 million tonnes of ore sourced from the A-154 South (61%) and North (39%) kimberlite pipes. The effective processing rate achieved during the calendar quarter was 2.43 million tonnes per annum.

In the previous quarter, the winter road link to the Diavik Mine closed prematurely due to unseasonably warm temperatures. Despite the closure, the Diavik Mine continued operations and construction work without interruption and initiated plans to conserve fuel and airlift essential supplies and equipment. The first phase of the airlift, which involved transporting an essential hydraulic excavator or 'shovel' to the mine site, was completed during the second calendar quarter. As part of the second phase, cement and bentonite will be transported by mid-year to maintain the A-418 dike construction schedule. In addition, airlifting of fuel and sundry supplies has commenced to support operations through the remainder of the year.

At the A-418 dike, work crews continued curtain and jet grouting to seal the new dike to the underlying bedrock. Work on the concrete diaphragm cut-off wall was completed in August and pool dewatering is on schedule to start in early September.

The decline to access the underground portions of the A-154 and A-418 kimberlite pipes has advanced 1.75 kilometres. The A-21 bulk sample decline has advanced approximately 870 metres of the eventual 1.2 kilometre length.

Aber's 40% share of Diavik Mine production:

	Three months ended June 30, 2006	Three months ended June 30, 2005	Six months ended June 30, 2006	Six months ended June 30, 2005
Diamonds recovered (000s carats)	1,088	1,006	1,803	1,706
Grade (carats/tonne)	4.47	3.87	4.09	3.73
Operating costs, cash ($ millions)	23.2	18.3	44.7	36.3
Operating costs per carat, cash ($)	21	18	25	21

Cash operating costs for the three months ended June 30, 2006 of $23.2 million increased by $4.9 million from the comparable period of the prior year, of which $2.9 million was attributable to an increase in costs, due in part to the early closure of the winter road, and $2.0 million was attributable to the strengthening of the Canadian dollar against the US dollar. Cash operating costs for the six months ended June 30, 2006 increased by $8.4 million from the comparable period of the prior year, of which $5.3 million was attributable to an increase in costs, due in part to the early closure of the winter road, and $3.1 million was attributable to the strengthening of the Canadian dollar against the US dollar.

Retail Segment

Harry Winston performed well during the traditionally slow summer period, growing sales and improving the underlying gross margin with a greater proportion of high-margin items sold during the current quarter compared to the second quarter of the prior year. Part of the additional growth came from new stores in Bal Harbour, Honolulu and Tokyo (Omotesando).

On July 4, 2006, Harry Winston opened its newest flagship store on Old Bond Street in London. Harry Winston recently presented its new fall jewelry collection to the US media at the New York salon and expects the new merchandise to be in salons for the holiday season in the fourth quarter.

Liquidity and Capital Resources

Working Capital

Working capital increased to $312.8 million at July 31, 2006 from $285.7 million at January 31, 2006. As at July 31, 2006, Aber had unrestricted cash and cash equivalents of $101.2 million and contingency cash collateral and reserves of $68.3 million compared to $148.1 million and $14.3 million, respectively, at January 31, 2006. Included in unrestricted cash and cash equivalents at July 31, 2006 was $23.5 million held at the Diavik Mine compared to $10.5 million at January 31, 2006.

Cash Flow from Operations

During the quarter ended July 31, 2006, Aber generated $44.9 million in cash from operations, compared to $39.5 million in the comparable quarter of the previous year. Ongoing quarterly variations in revenues and operating cash flows are inherent in Aber's business, resulting from the seasonality of both the mining and retail activities as well as the rough diamond sales schedule. During the quarter, the Company purchased $9.9 million of inventory, decreased accounts receivable by $2.7 million, decreased accounts payable and accrued liabilities by $0.6 million and increased prepaid expenses by $2.9 million. During the six months ended July 31, 2006, the Company purchased $35.7 million of inventory, increased accounts payable and accrued liabilities by $3.2 million, decreased accounts receivable by $1.3 million and decreased prepaid expenses by $0.1 million.

Financing Activities

During the quarter, the Company repaid $5.0 million of its $75.0 million senior secured revolving credit facility. At July 31, 2006, the Company had $34.2 million outstanding on its senior secured term facility and $70.0 million outstanding on its senior secured revolving credit facility.

As at July 31, 2006, Harry Winston had $103.8 million outstanding on its $130.0 million credit facility, which was used to fund inventory particularly at new salons and capital expenditure requirements. This represents an increase of $51.8 million from July 31, 2005.

At July 31, 2006, $2.6 million was drawn under the Company's revolving financing facility relating to its Belgian subsidiary, Aber International N.V., compared to nil drawn at July 31, 2005.

During the second quarter, Aber made a dividend payment to its shareholders of $0.25 per share for a total of $14.5 million. Dividend payments for the six months ended July 31, 2006 totalled $29.1 million.

Investing Activities

During the quarter, the Company incurred $4.7 million of deferred mineral property costs and purchased capital assets of $27.2 million, of which $20.9 million was related to the mining segment and $6.3 million to Harry Winston. During the six months ended July 31, 2006, the Company incurred $7.1 million of deferred mineral property costs and purchased capital assets of $49.4 million, of which $40.3 million was related to the mining segment and $9.0 million to Harry Winston.

Contractual Obligations

The Company has contractual payment obligations with respect to long-term debt and, through its participation in the Joint Venture, future site restoration costs at the Diavik Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Mine, the Company is obligated to fund 40% of the Joint Venture's total expenditures on a monthly basis. Aber's currently estimated share of the capital expenditures, which are not reflected in the table below, including sustaining capital for the calendar years 2006 to 2010, is approximately $196.0 million at a budgeted Canadian exchange rate of $0.89. There can be no assurance, however, that actual capital expenditure requirements will not be materially different from Aber's current estimates. See "Caution Regarding Forward-Looking Information" and "Risk Factors".

The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

Contractual obligations
(expressed in thousands of United States dollars)

	Total	Less than 1 year	Year 2-3	Year 4-5	After 5 years
Long-term debt(a)(b)	$216,421	$40,434	$168,909	$1,143	$5,935
Environmental and participation agreements incremental commitments(c)	40,629	8,837	13,785	2,828	15,179
Operating lease obligations(d)	95,562	11,086	22,125	17,662	44,689
Capital lease obligations(e)	1,535	428	857	250	—

Total contractual obligations	$354,147	$60,785	$205,676	$21,883	$65,803

(a)
Long-term debt presented in the foregoing table includes current and long-term portions. The Company may at any time prepay, in whole or in part, borrowings under the $100.0 million term facility or the $75.0 million revolving facility, in minimum amounts of $5.0 million. Scheduled repayment of the term facility is over ten equal consecutive semi-annual installments of $10.0 million that commenced on June 15, 2004. The maximum amount permitted to be drawn under the senior secured revolving facility is reduced by $12.5 million semi-annually, commencing September 2006. The Company is required to repay borrowings under this facility in excess of the maximum permitted at each semi-annual date, to a maximum of $12.5 million. The Company's first mortgage on real property has scheduled principal payments of $0.1 million monthly, and may be prepaid after 2009.

  Harry Winston's $110.0 million credit facility increased in accordance with its terms to $130.0 million on July 1, 2006. The Harry Winston credit facility expires on March 31, 2008, with no scheduled repayments required before that date.

(b)
Interest on long-term debt is calculated at various fixed and floating rates. On an annualized basis interest payments are approximated to be $15 million.

(c)
The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has fulfilled its obligations for the security deposits by posting letters of credit of which Aber's share as at July 31, 2006 was $45.7 million. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Joint Venture on those activities. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands. The letter of credit in the amount of $45.7 million satisfies that part of the respective contractual obligations included in the table above. The actual cash outlay for the Joint Venture's obligations under these agreements is not anticipated to occur until later in the life of the Diavik Mine.

(d)
Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases for Harry Winston salons and office space. Harry Winston's New York salon lease, of which a shareholder has a 50% interest in the property, has a remaining term of five years with an option to renew.

(e)
Capital lease obligations represent future minimum annual rentals under non-cancellable capital leases for Harry Winston exhibit space.

Outlook

The current year's forecasted rough diamond production remains at 8.5 million carats. The A-154 South kimberlite pipe is expected to be the focus of future mining and processing activities, beginning in the fourth quarter, as the A-154 North kimberlite pipe is prepared for underground mining and the A-418 pit is readied for mining in 2008.

Aber expects to hold two rough diamond sales in the third quarter, followed by three in the final quarter of the fiscal year. Aber has expanded its rough diamond global sales network by opening a sales office in Israel. Harry Winston expects to open a new US store in Dallas, Texas in the fourth quarter.

There can be no assurance that Aber's current plans and expectations will be achieved or realized, or that Aber's outlook will not change as a result of subsequent events or changing priorities. See "Caution Regarding Forward-Looking Information" and "Risk Factors".

Other Disclosures

Non-Canadian GAAP Performance Measures

References to "cash earnings" are earnings before non-cash income tax expense, non-cash foreign exchange gain (loss), and depreciation and amortization. Management believes that the inclusion of cash earnings enables investors to better understand the impact of certain non-cash items on Aber's financial results and as such provides a useful supplemental measure in evaluating the performance of Aber. Cash earnings is not, however, a measure recognized by Canadian GAAP and does not have a standardized meaning under Canadian GAAP. Management cautions investors that cash earnings should not be construed as an alternative to earnings (as determined in accordance with Canadian GAAP) as an indicator of Aber's performance or cash flows from operating, investing and financing activities as a measure of the Company's liquidity and cash flows. Aber's method of calculating cash earnings may differ from the methods used by other companies. Therefore, cash earnings may not be comparable to similar measures presented by other companies. See below for a reconciliation of earnings to cash earnings.

Reconciliation of Earnings to Cash Earnings
(expressed in thousands of United States dollars, except per share amounts) (unaudited)

	2007 Q2	2007 Q1	2006 Q4	2006 Q3	2006 Q2	2006 Q1	2005 Q4	2005 Q3	Six months ended July 31, 2006	Six months ended July 31, 2005
Earnings	$34,265	$23,879	$14,909	$33,742	$19,020	$13,582	$29,532	$8,460	$58,144	$32,602
Non-cash income tax (recovery)	5,016	(3,938)	10,412	31,264	12,788	5,320	11,905	17,888	1,078	18,108
Non-cash foreign exchange loss (gain)	(1,943)	2,970	5,201	3,656	3,618	(1,896)	(1,550)	8,608	1,027	1,722
Depreciation and amortization	17,926	13,362	7,697	16,662	17,472	13,685	29,421	11,477	31,288	31,157

Cash earnings	$55,264	$36,273	$38,219	$85,324	$52,898	$30,691	$69,308	$46,433	91,537	$83,589

Cash earnings per share	$0.95	$0.62	$0.66	$1.47	$0.91	$0.53	$1.20	$0.80	$1.57	$1.45

Related Parties

Transactions with related parties for the three months ended July 31, 2006 include $0.1 million ($0.3 million for the six months ended July 31, 2006) payable under management agreements with all of Harry Winston's shareholders and $0.4 million ($0.9 million for the six months ended July 31, 2006) of rent relating to the New York salon, payable to a Harry Winston employee and shareholder.

Critical Accounting Estimates

Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on the Company's reported results or financial position. There have been no changes to the Company's critical accounting policies or estimates from those disclosed in the Company's MD&A for its fiscal year ended January 31, 2006.

Risks and Uncertainties

Aber is subject to a number of risks and uncertainties as a result of its operations, including without limitation the following risks:

Nature of Mining

The operation of the Diavik Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface or underground conditions, processing problems, mechanical equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays or reductions in mining production; monetary losses; and possible legal liability. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, flooding or other conditions, may be encountered in the drilling and removal of ore.

The Diavik Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and unanticipated transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company's profitability.

Joint Venture

Aber owns an undivided 40% interest in the assets, liabilities and expenses of the Diavik Mine and the Diavik group of mineral claims. The Diavik Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and Aber Diamond Mines Ltd. (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Mine and the Diavik group of mineral claims. By virtue of DDMI's 60% interest in the Diavik Mine, it has a controlling vote in virtually all Joint Venture management decisions respecting the development and operation of the Diavik Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and is therefore able to impose capital expenditure requirements on the Company that the Company may not have sufficient cash to meet. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company's interest in the Diavik Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds

The profitability of Aber is dependent upon production from the Diavik Mine and on the results of the operations of Harry Winston. Each in turn is dependent in significant part upon the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, particularly in the US and Japan, worldwide levels of diamond discovery and production and the level of demand for, and discretionary spending on, luxury goods such as diamonds and jewelry. Low or negative growth in the worldwide economy, particularly in the US or Japan, or the occurrence of terrorist activities creating disruptions in economic growth, could result in decreased demand for luxury goods such as diamonds and jewelry, thereby negatively affecting the price of diamonds and jewelry. Similarly, a substantial increase in the worldwide level of diamond production could also negatively affect the price of diamonds. In each case, such developments could materially adversely affect Aber's results of operations.

Currency Risk

Currency fluctuations may affect the Company's financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Further, the Company has a significant future income tax liability that has been incurred and will be payable in Canadian dollars. Aber's currency exposure relates primarily to expenses and obligations incurred by it in Canadian dollars and, secondarily, to revenues of Harry Winston in currencies other than the US dollar. The appreciation of the Canadian dollar against the US dollar, and the depreciation of such other currencies against the US dollar, therefore, will increase the expenses of the Diavik Mine and the amount of the Company's Canadian dollar liabilities relative to the revenue Aber will receive from diamond sales, and will decrease the US dollar revenues received by Harry Winston. From time to time, the Company uses a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits

The operation of the Diavik Mine and exploration on the Diavik property requires licences and permits from the Canadian government. The Diavik Mine Type "A" Water Licence granted by the Mackenzie Valley Land and Water Board expires on August 31, 2007. While DDMI, who is also the operator of the Diavik Mine, anticipates being able to renew the licence, there can be no guarantee that Aber and/or DDMI will be able to obtain or maintain this or all other necessary licences and permits that may be required to maintain the operation of the Diavik Mine or to further explore and develop the Diavik property.

Regulatory and Environmental Risks

The operation of the Diavik Mine, exploration activities at the Diavik Project and the manufacturing of jewelry are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety, manufacturing safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company by increasing costs and/or causing a reduction in levels of production from the Diavik Mine.

Mining and manufacturing are subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining and retail operations. To the extent that Aber or Harry Winston is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Resource and Reserve Estimates

The Company's figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of future drilling, testing or production levels. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Mine may render the mining of ore reserves uneconomical.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Insurance

Aber's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds and jewelry, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Mine, Aber's operations and the operations of Harry Winston, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Fuel Costs

The Diavik Mine's expected fuel needs are purchased annually in late winter and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened "winter road season" or unexpectedly high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Diavik Mine currently has no hedges for its anticipated 2006 fuel consumption.

Reliance on Skilled Employees

Production at the Diavik Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Mine.

Aber's success at marketing diamonds and in operating the business of Harry Winston is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company's inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds and in operating Harry Winston.

Competition in the Luxury Jewelry Segment

Aber, through its 52.83% interest in Harry Winston, is exposed to competition in the retail diamond market from other luxury goods, diamond and jewelry retailers. The ability of Harry Winston to successfully compete with such luxury goods, diamond and jewelry retailers is dependent upon a number of factors, including the ability of Harry Winston to source high-end polished diamonds and protect and promote its distinctive brand name and reputation. If Harry Winston is unable to successfully compete in the luxury jewelry segment, then Aber's results of operations will be adversely affected.

Outstanding Share Information
as at July 31, 2006

Authorized	Unlimited
Issued and outstanding shares	58,263,480
Diluted(i)	59,476,520
Weighted average outstanding shares	58,186,843
Options outstanding	1,829,488

(i)
Diluted shares outstanding under the treasury stock method.

Additional Information

Additional information relating to the Company, including the Company's most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company's website at www.aber.ca.

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of United States dollars)

	July 31, 2006	January 31, 2006
	(unaudited)
Assets
Current assets:
Cash and cash equivalents (note 3)	$101,160	$148,116
Cash collateral and cash reserves (note 3)	68,269	14,276
Accounts receivable	13,497	14,917
Inventory and supplies (note 4)	238,230	202,571
Advances and prepaid expenses	27,371	27,437

	448,527	407,317
Deferred mineral property costs	203,821	196,367
Capital assets	322,084	301,735
Intangible assets, net	42,584	42,922
Goodwill	41,966	41,966
Deferred charges and other assets	21,253	22,681
Future income tax asset	35,364	30,625

	$1,115,599	$1,043,613

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$87,442	$83,822
Bank advances	7,830	9,882
Current portion of long-term debt	40,434	27,915

	135,706	121,619
Long-term debt	175,987	157,344
Future income tax liability	263,723	256,426
Other long-term liability	4,929	4,929
Future site restoration costs	14,998	15,316
Minority interest (note 1)	36,213	36,086
Shareholders' equity:
Share capital (note 6)	298,704	297,114
Stock options	12,634	11,805
Retained earnings	155,678	126,630
Cumulative translation adjustment	17,027	16,344

	484,043	451,893
Commitments and guarantees (note 7)

	$1,115,599	$1,043,613

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF EARNINGS

(expressed in thousands of United States dollars, except per share amounts) (unaudited)

	Three months ended July 31, 2006	Three months ended July 31, 2005	Six months ended July 31, 2006	Six months ended July 31, 2005
Sales	$139,962	$115,699	$259,233	$225,831
Cost of sales	68,458	53,065	132,303	112,184

	71,504	62,634	126,930	113,647
Selling, general and administrative expenses	27,171	22,711	54,466	46,105

Earnings from operations	44,333	39,923	72,464	67,542

Interest and financing expenses	(4,805)	(3,668)	(9,139)	(7,069)
Other income	1,805	885	3,428	1,771
Foreign exchange gain (loss)	2,619	(2,263)	513	(1,767)

Earnings before income taxes	43,952	34,877	67,266	60,477
Income tax expense — Current	4,676	2,612	7,578	9,704
Income tax expense — Future	5,016	12,788	1,078	18,108

Earnings before minority interest	34,260	19,477	58,610	32,665
Minority interest	(5)	457	466	63

Net earnings	$34,265	$19,020	$58,144	$32,602

Earnings per share
Basic	$0.59	$0.33	$1.00	$0.56

Diluted	$0.58	$0.32	$0.98	$0.55

Weighted average number of shares outstanding	58,174,486	57,876,674	58,186,843	57,896,831

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(expressed in thousands of United States dollars) (unaudited)

	For the period ended July 31,
	2006	2005
Retained earnings, beginning of period	$126,630	$101,460
Net earnings	58,144	32,602
Dividends paid	(29,096)	(23,171)
Excess of repurchase price of common shares over Stated value	—	(3,903)

Retained earnings, end of period	$155,678	$106,988

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of United States dollars) (unaudited)

	Three months ended July 31, 2006	Three months ended July 31, 2005	Six months ended July 31, 2006	Six months ended July 31, 2005
Cash provided by (used in):
Operating:
Net earnings	$34,265	$19,020	$58,144	$32,602
Items not involving cash:
Amortization and accretion	17,926	17,472	31,288	31,157
Future income taxes	5,016	12,788	1,078	18,108
Stock-based compensation	388	476	829	1,347
Foreign exchange	(1,943)	3,618	1,027	1,722
Minority interest	(31)	(323)	440	452
Change in non-cash operating working capital	(10,720)	(13,502)	(31,139)	(23,901)

	44,901	39,549	61,667	61,487

Financing:
Repayment of long-term debt	(10,106)	(18,887)	(10,206)	(18,973)
Increase in revolving credit	(3,384)	(14,783)	39,260	61,080
Deferred financing	—	—	—	(321)
Dividends paid	(14,548)	(14,484)	(29,096)	(23,171)
Issue of common shares	850	660	1,590	1,904
Cash advance from minority shareholder	(1,925)	—	(830)	—
Common shares purchased for cancellation	—	—	—	(4,660)

	(29,113)	(47,494)	718	15,859

Investing:
Cash collateral and cash reserve	(41,488)	(7)	(53,993)	(53)
Deferred mineral property costs	(4,651)	(18,988)	(7,024)	(30,326)
Capital assets	(27,214)	(6,775)	(49,358)	(10,043)
Deferred charges	(166)	—	(265)	(548)
Payment to Harry Winston minority shareholders	—	—	—	(57,867)

	(73,519)	(25,770)	(110,640)	(98,837)

Foreign exchange effect on cash balances	(283)	(942)	1,299	(1,254)
Increase (decrease) in cash and cash equivalents	(58,014)	(34,657)	(46,956)	(22,745)
Cash and cash equivalents, beginning of period	159,174	135,508	148,116	123,596

Cash and cash equivalents, end of period	$101,160	$100,851	$101,160	$100,851

Change in non-cash operating working capital:
Accounts receivable	2,720	4,742	1,323	3,107
Advances and prepaid expenses	(2,948)	(772)	66	(8,422)
Inventory and supplies	(9,868)	(18,163)	(35,660)	(34,928)
Accounts payable and accrued liabilities	(624)	691	3,132	16,342

	$(10,720)	$(13,502)	$(31,139)	$(23,901)

Supplemental cash flow information:
Cash taxes paid	$8,143	$2,079	$9,863	$4,223
Cash interest paid	$5,208	$3,673	$8,132	$6,319

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 31, 2006 with comparative figures
(tabular amounts in thousands of United States dollars, except as otherwise noted)

Note 1:    Nature of Operations

Aber Diamond Corporation (the "Company" or "Aber") is a specialist diamond company focusing on the mining and retail segments of the diamond industry.

The Company's most significant asset is a 40% ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint arrangement between Diavik Diamond Mines Inc. ("DDMI") (60%) and Aber Diamond Mines Ltd. (40%). DDMI is the operator of the Diavik Diamond Mine (the "Diavik Mine"). Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada. The Diavik Mine is located 300 kilometres northeast of Yellowknife in the Northwest Territories. Aber records its proportionate interest in the assets, liabilities and expenses of the Joint Venture in the Company's financial statements with a one-month lag.

Aber owns a 52.83% share of Harry Winston Inc. ("Harry Winston") located in New York City, US. The results of Harry Winston are consolidated in the financial statements of the Company. Minority interest primarily represents the remaining ownership of Harry Winston not held by Aber.

Note 2:    Significant Accounting Policies

The interim consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate interest in the assets, liabilities and expenses of joint arrangements. Intercompany transactions and balances have been eliminated. These statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the year ended January 31, 2006.

The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended January 31, 2006, since these financial statements do not include all disclosures required by generally accepted accounting principles.

Note 3:    Cash Resources

	July 31, 2006	January 31, 2006
Diavik Joint Venture	$23,461	$10,523
Cash and cash equivalents	77,699	137,593

Total cash and cash equivalents	101,160	148,116
Cash collateral and cash reserves	68,269	14,276

Total cash resources	$169,429	$162,392

Note 4:    Inventory and Supplies

	July 31, 2006	January 31, 2006
Rough diamond inventory	$21,365	$21,612
Merchandise inventory	194,556	164,691
Supplies inventory	22,309	16,268

Total inventory and supplies	$238,230	$202,571

Note 5:    Diavik Joint Venture

The following represents Aber's 40% proportionate interest in the Joint Venture as at July 31, 2006 and January 31, 2006.

	July 31, 2006	January 31, 2006
Current assets	$79,782	$52,845
Long-term assets	433,386	408,967
Current liabilities	27,047	14,600
Long-term liabilities and participant's account	486,122	447,212

	Three months ended July 31, 2006	Three months ended July 31, 2005	Six months ended July 31, 2006	Six months ended July 31, 2005
Net expense	$47,161	$35,242	$80,918	$64,097
Cash flows resulting from operating activities	(44,408)	(12,347)	(51,119)	(50,099)
Cash flows resulting from financing activities	49,974	42,757	102,043	92,438
Cash flows resulting from investing activities	(20,309)	(21,994)	(38,721)	(35,881)

The Company is contingently liable for the other participant's portion of the liabilities of the Joint Venture and to the extent the Company's participating interest has increased because of the failure of the other participant to make a cash contribution when required, the Company would have access to an increased portion of the assets of the Joint Venture to settle such liabilities.

Note 6:    Share Capital

(a)
Authorized

  Unlimited common shares without par value.

(b)
Issued

	Number of shares	Amount
Balance, January 31, 2006	58,133,780	$297,114
Shares issued for:
Cash on exercise of options	129,700	1,590

Balance, July 31, 2006	58,263,480	$298,704

(c)
Restricted and Deferred Share Unit Plans ("RSU" and "DSU" Plans)

Number of units
Balance, January 31, 2006	145,038
Awards during the period (net):
RSU	64,894
DSU	13,400

Balance, July 31, 2006	223,332

Expenses for the period:	Three months ended July 31, 2006	Three months ended July 31, 2005	Six months ended July 31, 2006	Six months ended July 31, 2005
RSU	$139	$304	$525	$416
DSU	(173)	23	(37)	252

	$(34)	$327	$488	$668

  During the three months ended July 31, 2006, the Company granted 8,597 RSUs (net of decreases) and 746 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Aber's publicly traded common shares.

  Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Director approval. Each RSU grant vests on the third anniversary of the grant date, subject to special rules for death and disability. The Company anticipates paying out cash on maturity of RSUs and DSUs.

  Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

  The expenses related to the RSUs and DSUs are accrued based on the price of Aber's common shares at the end of the period and the probability of vesting. This expense is recognized on a straight-line basis over the term of the grant.

Note 7:    Commitments and Guarantees

(a)
Environmental Agreement

  Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. Aber's share of this funding requirement was $0.2 million for calendar 2006. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. Aber's share of the Joint Venture's letters of credit outstanding with respect to the environmental agreements as at July 31, 2006 was $45.7 million. The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b)
Participation Agreements

  The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal bands. The agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event the mine permanently ceases to operate.

(c)
Commitments

  Commitments include the cumulative maximum funding commitments secured by letters of credit of the Joint Venture's environmental and participation agreements at Aber's 40% share, before any reduction of future reclamation activities and future minimum annual rentals under non-cancellable operating and capital leases for retail salons and corporate office space, and are as follows:

2006	$67,359
2007	79,303
2008	81,171
2009	81,874
2010	79,894
Thereafter	132,326

Note 8:    Employee Benefit Plans

	Three months ended July 31, 2006	Three months ended July 31, 2005	Six months ended July 31, 2006	Six months ended July 31, 2005
Expenses for the period:
Defined benefit pension plan at Harry Winston	$30	$36	$60	$72
Defined contribution plan at Harry Winston	90	66	180	132
Defined contribution plan at the Diavik Mine	186	160	364	283

	$306	$262	$604	$487

Note 9:    Related Parties

Transactions with related parties for the six months ended July 31, 2006 include $0.3 million payable (fiscal 2006 — $0.3 million) under management agreements with all of Harry Winston's shareholders and $0.9 million (fiscal 2006 — $0.9 million) of rent relating to the New York salon, payable to an employee and shareholder.

Note 10:    Segmented Information

The Company operates in two segments within the diamond industry, mining and retail, for the three months ended July 31, 2006.

The mining segment consists of the Company's rough diamond business. This business includes the 40% interest in the Diavik group of mineral claims and the sale of rough diamonds in the market-place.

The retail segment consists of the Company's ownership in Harry Winston. This segment consists of the marketing of fine jewelry and watches on a worldwide basis.

For the three months ended July 31, 2006	Mining	Retail	Total
Revenue
Canada	$91,476	$—	$91,476
United States	—	18,185	18,185
Europe	—	14,776	14,776
Asia	—	15,525	15,525
Cost of sales	43,256	25,202	68,458

	48,220	23,284	71,504
Selling, general and administrative expenses	4,373	22,798	27,171

Earnings from operations	43,847	486	44,333

Interest and financing expenses	(2,714)	(2,091)	(4,805)
Other income	1,772	33	1,805
Foreign exchange gain	2,489	130	2,619

Segmented earnings (loss) before income taxes	$45,394	$(1,442)	$43,952

Segmented assets as at July 31, 2006
Canada	$743,288	$—	$743,288
United States	—	278,501	278,501
Other foreign countries	20,383	73,427	93,810

	$763,671	$351,928	$1,115,599

Goodwill as at July 31, 2006	$—	$41,966	$41,966
Capital expenditures	$20,883	$6,331	$27,214
Other significant non-cash items:
Income tax expense (recovery)	$6,513	$(1,497)	$5,016

For the three months ended July 31, 2005	Mining	Retail	Total
Revenue
Canada	$70,795	$—	$70,795
United States	—	19,196	19,196
Europe	—	12,565	12,565
Asia	—	13,143	13,143
Cost of sales	29,759	23,306	53,065

	41,036	21,598	62,634
Selling, general and administrative expenses	3,991	18,720	22,711

Earnings from operations	37,045	2,878	39,923

Interest and financing expenses	(2,627)	(1,041)	(3,668)
Other income	737	148	885
Foreign exchange loss	(1,959)	(304)	(2,263)

Segmented earnings before income taxes	$33,196	$1,681	$34,877

Segmented assets as at July 31, 2005
Canada	$644,830	$—	$644,830
United States	—	207,393	207,393
Other foreign countries	14,938	60,491	75,429

	$659,768	$267,884	$927,652

Goodwill as at July 31, 2005	$—	$41,966	$41,966
Capital expenditures	$5,105	$1,670	$6,775
Other significant non-cash items:
Income tax expense (recovery)	$13,738	$(950)	$12,788

For the six months ended July 31, 2006	Mining	Retail	Total
Revenue
Canada	$160,784	$—	$160,784
United States	—	39,333	39,333
Europe	—	31,235	31,235
Asia	—	27,881	27,881
Cost of sales	82,005	50,298	132,303

	78,779	48,151	126,930
Selling, general and administrative expenses	9,160	45,306	54,466

Earnings from operations	69,619	2,845	72,464

Interest and financing expenses	(5,511)	(3,628)	(9,139)
Other income	3,375	53	3,428
Foreign exchange gain	242	271	513

Segmented earnings (loss) before income taxes	$67,725	$(459)	$67,266

Segmented assets as at July 31, 2006
Canada	$743,288	$—	$743,288
United States	—	278,501	278,501
Other foreign countries	20,383	73,427	93,810

	$763,671	$351,928	$1,115,599

Goodwill as at July 31, 2006	$—	$41,966	$41,966
Capital expenditures	$40,341	$9,017	$49,358
Other significant non-cash items:
Income tax expense (recovery)	$2,678	$(1,600)	$1,078

For the six months ended July 31, 2005	Mining	Retail	Total
Revenue
Canada	$139,302	$—	$139,302
United States	—	32,944	32,944
Europe	—	30,733	30,733
Asia	—	22,852	22,852
Cost of sales	67,352	44,832	112,184

	71,950	41,697	113,647
Selling, general and administrative expenses	8,099	38,006	46,105

Earnings from operations	63,851	3,691	67,542

Interest and financing expenses	(4,874)	(2,195)	(7,069)
Other income	1,580	191	1,771
Foreign exchange loss	(1,491)	(276)	(1,767)

Segmented earnings before income taxes	$59,066	$1,411	$60,477

Segmented assets as at July 31, 2005
Canada	$644,830	$—	$644,830
United States	—	207,393	207,393
Other foreign countries	14,938	60,491	75,429

	$659,768	$267,884	$927,652

Goodwill as at July 31, 2005	$—	$41,966	$41,966
Capital expenditures	$7,958	$2,085	$10,043
Other significant non-cash items:
Income tax expense (recovery)	$18,648	$(540)	$18,108

Sales to one customer in the mining segment totalled $14.2 million (fiscal 2006 — $13.5 million) for the six months ended July 31, 2006.

P.O. BOX 4569, STATION A, TORONTO, ONTARIO, CANADA M5W 4T9

T416.362.2237 F416.362.2230

www.aber.ca

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Exhibit 1
HIGHLIGHTS
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENT OF EARNINGS
CONSOLIDATED STATEMENT OF RETAINED EARNINGS
CONSOLIDATED STATEMENTS OF CASH FLOWS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS